Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of Juno Therapeutics, Inc. of our report dated September 12, 2014, except as to the last paragraph of Note 2, as to which the date is December 8, 2014, with respect to the financial statements of Juno Therapeutics, Inc. included in Amendment No. 4 to the Registration Statement (Form S-1 No. 333-200293) and the related Prospectus of Juno Therapeutics, Inc. for the registration of its common stock. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ Ernst & Young LLP

Seattle, Washington

December 18, 2014